BOVIE MEDICAL CORPORATION	Policy/Procedure No. 804
Title: CODE OF BUSINESS CONDUCT AND ETHICS	Effective: 5/1/2006 Revision:

INTRODUCTION

This Code of Business and Ethics (the "Code") covers multiple business practices and procedures. It should be noted that it is not possible to include every issue that may arise; however, it attempts to set basic principles in an effort to guide all employees and directors of Bovie Medical Corp. (the "Company"). The Code should be provided to and followed by Bovie's employees, directors, legal counsel and consultants.

The Company is committed to maintain the highest standards of ethical conduct.  This Code of Ethics clearly reflects practices and principles of behavior that support the standards of conduct.

COMPLIANCE WITH APPLICABLE LAWS

All employees, officers and directors of the Company must be in compliance with the laws, rules and regulations of the United States and the countries in which Bovie operates.

Kickbacks, bribes or other illegal compensation are prohibited and must not be accepted by any individual employed by Bovie in any capacity or an individual representing the Company.

PROHIBITION AGAINST INSIDER TRADING

Prohibition against insider trading in general, officers and directors who have knowledge of, material nonpublic information about Bovie are prohibited from buying, selling or otherwise trading in BVX's stock. "Material nonpublic" information includes any information, positive or negative that has not yet been made available or disclosed to the public and that might be of significance to an investor.

Such insiders also are prohibited from giving "tips" on material nonpublic information, that is directly or indirectly of such information to any other person, including family members, other relatives and friends. Furthermore, if, in due course of your service you acquire material nonpublic information about another company, such as our customers or suppliers, you are restricted from trading in the securities of the other company. Such "insider trading" is illegal, with criminal and civil penalties.

BOVIE MEDICAL CORPORATION	Policy Procedure No. 804

UNCOVERING INSIDER TRADING

There are currently (according to the S.E.C.) two types of insider trading:  legal and illegal.

Illegal insider trading is the buying or selling of a security by insiders who possess "material" not public. A director, officer, consultant or etc. who acts on non-public favorable or non-favorable information is in clear breach of their fiduciary duty.

It should be noted that it is a misconception that only directors and upper management can be convicted of insider trading. The law SEC Rule 10b5-1 is clear in stating that anybody who has material and non-public information can commit such an act. To clarify this refers to brokers, family, friends, employees and consultants.

The following are examples of illegal trading;

•	Knowledge of financial results prior to release to public knowledge of loss
•	Loss of large contract prior to release of information to public
•	A company plans to register additional shares which would result in a dilution the outstanding shares

These are only examples and each case would be examined on a case-by-case study.

An individual may not make the trade but can be caught as a "tipster" who is an outsider with material nonpublic information. The tipster can also be found liable.

LEGAL INSIDER TRADING

Insiders legally buy and sell company stock; their trading is restricted and illegal only at certain times and under certain conditions.  Insiders are required to report their transactions to the S.E.C. often electronically (although not required to be filed electronically).

The law of insider trading can be summarized by stating that stock market transactions made with knowledge of nonpublic information about corporate activity is illegal and the S.E.C. regards it as unfair to investors who are not privy to such information. The S.E.C. has the authority and responsibility to prosecute cases of illegal insider trading.

BOVIE MEDICAL CORPORATION	Policy Procedure No. 804

CORPORATE OPPORTUNITIES

Employees, officers and directors are prohibited from taking for themselves personally opportunities that belong to Bovie or are discovered through the use of certain property, information or position for their personal gain.  In addition, any employee is prohibited from engaging directly or indirectly through a business associate, friend, relative or tech. Included is a business that would be classified as a competitor of Bovie, during the time of employment.  High ranked employees may enter into contracts that more clearly define limitations the company places on an individual.

CONFIDENTIALITY

Employees, officers and directors must maintain the confidentiality of all information entrusted to them by Bovie, our customers, sales brokers, or suppliers, or others with whom we may conduct business, except when disclosure of information is specifically authorized by an executive of Bovie or required as a matter of law.

Confidential information includes any information that has been made available to the public that provides knowledge of our current or anticipated business activities. It also includes important nonpublic information about firms with which we have dealings, including customers, sales brokers and suppliers.  You should not share confidential information with friends, relatives or other non-employees, or discuss any confidential matters in public places, such as elevators, transportation (including airplanes) or restaurants.

FAIR DEALING

All employees, officers, directors and consultants must endeavor to operate fairly and good faith with fellow employees and customers.  No individual employed by the Company or representing the Company shall deliberately attempt to take unfair advantage of anyone.

The Company's policy is clear:

To select, place and work with every individual in every capacity without discrimination based on race, national origin, gender, age, religion, disability or sexual orientation.

BOVIE MEDICAL CORPORATION	Policy Procedure No. 804

SAFETY AND ENVIRONMENT

Safety is always a primary goal. All employees must strive to ensure that the operations of the company are conducted in a safe manner and that all corporate safety rules and practices are adhered to in the workplace. Any violations or unsafe conditions should be promptly brought to a supervisor's attention. In addition, employees must be committed to adhering to the law and taking all reasonable steps to preserve and enhance the laws of public health and safety.

PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees, officers and directors must protect Bovie's assets and ensure their efficient use. Such assets include without limitation, intellectual property such as the Company's trademarks, patents, copyrights, confidential information including sales and other data, manufacturing processes and formulae, ideas, plans and strategies. Theft and waste have a direct impact on our profitability and company assets should be used only for legitimate business purposes. Any misuse or infringement of assets should be reported to the President.

WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

Any waiver of this Code for executive officers or Directors may be made only by the Board of Directors and will be promptly disclosed to stockholders as required by law or stock exchange.

Any questions about a Director's actual or potential conflict of interest with the Company should be brought promptly to the attention of the Corporate Governance Committee, which will review the question and determine an appropriate course of action, including whether consideration or action by the full board is necessary. Directors involved in any conflict or potential conflict shall excuse themselves from any decisions relating thereto.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. Employees, officers and directors who are concerned that violations of this Code or that other illegal or unethical conduct by employees, officers or directors of the Company have occurred or may occur should either contact their supervisor or superiors. If they do not believe it appropriate or are not comfortable approaching their supervisors or superiors about their concerns or complaints, then they may contact either the Law Department of the Company or the Audit Committee or Nominating & Governance Committee of the Board of Directors of the Company. If their concerns or complaints require confidentiality, including keeping their identity anonymous, then this confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

BOVIE MEDICAL CORPORATION	Policy Procedure No. 804

PUBLIC COMPANY REPORTING

As a public company, it is of critical importance that tile Company's public filings be accurate and timely. Depending on their position with the Company, an employee, officer or director may be called upon to provide necessary information to assure that the Company's public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to the Company's public disclosure requirements. All of the Company's books, records, accounts and financial statements must be properly maintained.

ACCOUNTING COMPLAINTS

The Company's policy is to comply with all applicable financial reporting and accounting regulations applicable to the Company. If any employee, officer or director of the Company has concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee of the Board of Directors, which will, subject to its duties arising under applicable law, regulations and legal proceedings, treat such submissions confidentially. Such submissions may be directed to the attention of the Audit Committee, or any director who is a member of the Audit Committee, at the principal executive offices of the Company.

RELATIONSHIP TO COMPANY POLICIES

This Code of Business Conduct and Ethics are statements, goals and expectations for good business conduct.

The Company's Code of Ethics is not intended nor will it supersede any local, state or federal laws.